UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly-Held Company

Corporate Taxpayers’ ID (CNPJ/MF) nº 02.429.144/0001-93

Corporate Registry ID (NIRE) 35.300.186.133

MATERIAL FACT

Execution of Investments, Sale and Purchase Agreement – Grupo Rede

In compliance with the provisions of Law 6,404/76 (and subsequent amendments) and the Brazilian Securities and Exchange Commission (“CVM”) Instruction no. 358/02, CPFL Energia S.A. (“CPFL Energia”) announces to its shareholders and the market in general the following:

CPFL Energia on this date executed a binding Investments, Sale and Purchase Agreement with Equatorial Energia S.A. (“Equatorial”) and Jorge Queiroz de Moraes Junior (“Controlling Shareholder”), with the following scope: (i) transfer from the Controlling Shareholder of its controlling stake in Rede Energia S.A. ("Rede") and its controlled subsidiaries ("Acquisition") to Equatorial; and (ii) Equatorial and CPFL’s commitment to make the necessary investments in order to reorganize and recover Rede's financial and operating structure, including the concessionaires of electricity distribution controlled by Rede, which are under the intervention of the National Electric Energy Agency - ANEEL (“Investment”). The Acquisition will be made for R$ 1.00 (One real) and the Investment will be made by means of structure, yet to be defined. A final definition will depend on the evolution of the conditions precedent as described below.

The Acquisition and Investment are independent transactions, which the main conditions precedents are the following: (i) prior approval of ANEEL with the consequent release of the interventions in connection with the concessionaires held by Rede; (ii) approval by the Administrative Council for Economic Defense – CADE; (iii) Grupo Rede’s creditors agreement in respect to judicial recovery and to the respective judicial recovery plan; (iv) obtainment of all required approvals by specific creditors and minority shareholders, in accordance with the applicable legislation, agreements and shareholders´ agreements; and (v) obtainment of all corporate approvals that are deemed necessary for the transaction.

CPFL Energia will maintain its shareholders and the market informed in respect to the further developments of the transaction described in this material fact.

São Paulo, December 19, 2012.

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.